FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

The Westaim Corporation Executive Offices 1010 Sun Life Plaza 1, West Tower 144 – 4th Avenue S.W. Calgary, Alberta T2P 3N4

2.	Date of Material Change:

October 17, 2008.

3.	News Release:

A news release was issued by The Westaim Corporation (“Westaim” or the “Corporation”) on October 17, 2008, and disseminated through the facilities of Canada Newswire. A copy of such news release is attached to this material change report as Schedule “A”.

4.	Summary of Material Change:

iFire Technology Ltd. (“iFire”), a wholly owned subsidiary of the Corporation, has entered into a purchase and sale agreement with CTS Group Limited (“CTS Group”). Under the agreement, iFire will sell its equipment and certain intellectual property and a subsidiary holding its patents for net proceeds of approximately US$8.0 million.

5.	Full Description of the Material Change:

iFire, a wholly owned subsidiary of the Corporation, has entered into a purchase and sale agreement with CTS Group. Under the agreement, iFire will sell its equipment and certain intellectual property and a wholly owned subsidiary that owns patents. The equipment sale and the subsidiary sale, which are not conditional upon one another, are subject to several conditions, including, in the case of the equipment sale, iFire obtaining exemption from or complying with the Bulk Sales Act (Ontario), and in the case of the subsidiary sale, iFire obtaining certain Government of Canada consents. The equipment sale is expected to close in mid-November and the subsidiary sale is expected to close by the end of 2008. After paying all fees, charges and obligations to various parties, including to Industry Canada under the Technology Partnership Canada program, iFire expects to realize net proceeds of approximately US$8.0 million from the two transactions. CTS Group is a Canadian-Chinese joint venture with established operations in Henan province, People’s Republic of China.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

G.A. (Drew) Fitch, the President and Chief Executive Officer of Westaim is knowledgeable about the material change and may be reached at (403) 237-7272.

9.	Date of Report:

Dated this 22nd day of October, 2008.

SCHEDULE “A”

News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors: Westaim announces sale of iFire Technology Ltd. assets
          CALGARY, Oct. 17 /CNW/ — The Westaim Corporation announced today a purchase and sale agreement between its wholly owned subsidiary iFire Technology Ltd. and CTS Group Limited. Under the agreement, iFire will sell its equipment, patents and intellectual property for net proceeds of approximately US$8.0 million. The sale is subject to several conditions, including iFire obtaining certain Government of Canada consents and approvals, which are expected to be obtained by mid-November. CTS Group is a Canadian-Chinese joint venture with established operations in Henan province, People’s Republic of China.
          “iFire management has worked very hard over the past few months to bring this transaction to completion,” said Drew Fitch, President & CEO of Westaim. “The sale of iFire’s assets will provide Westaim with additional cash resources as the company pursues its goal of strategically transitioning into a new sector.”
          Westaim previously announced it has entered into a reorganization agreement where it will acquire, subject to shareholder approval, several closely held and profitable businesses that provide products and services in the growing western Canadian construction industry. An information circular was mailed to shareholders on October 15th in advance of a special meeting of shareholders to be held on November 21, 2008. Westaim continues to hold a 74.5 percent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS).
          The Westaim Corporation’s common shares are listed on The Toronto Stock Exchange under the trading symbol WED.
          This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements regarding the sale of assets, cash resources to be realized from the sale of assets, shareholder and other approvals to which acquisition of businesses or sales of assets are subject, conditions upon the sale of assets, Westaim’s strategic transition to a new sector, and the acquisition of businesses. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. Accordingly, readers are advised not to place undue reliance on forward-looking statements, and should not rely on this information at any date other than the date of this news release. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.
          %SEDAR: 00002793E
          /For further information: David Wills, Gillian McArdle, Investor Relations, info(at)westaim.com, (416) 504-8464/
          (WED.)
CO: Westaim Corporation
CNW13:45e17-OCT-08